SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13G
                                 (Rule 13d-102)
             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-I(b) (c) AND (d) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(b)
                               (Amendment No. 12)

                             WILLIAMS CONTROLS, INC.
                                (Name of Issuer)


                          COMMON STOCK, $.01 PAR VALUE
                         (Title of Class of Securities)


                                     969465
                                 (CUSIP Number)

                                December 31, 2003
             (Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed.

___   Rule 13d-1(b)     ___   Rule 13d-(c)            _X_   Rule 13d-1(d)

(Degree)The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

This information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 969465              13G             Page___2____ of ___13__Pages

        1       NAME OF REPORTING PERSON
                S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                        Thomas W. Itin
                        ###-##-####
        2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a)
                        NA
                                                                (b)

        3       SEC USE ONLY


        4       CITIZENSHIP OR PLACE OF ORGANIZATION

                        US

                                5       SOLE VOTING POWER
                                                           0        common

        NUMBER OF
        SHARES                  6       SHARED VOTING POWER
        BENEFICIALLY
        OWNED BY                                     3,898,719      common
        EACH
        REPORTING               7       SOLE DISPOSITIVE POWER
        PERSON                                             0        common

                                8       SHARED DISPOSITIVE POWER

                                                     3,898,719      common

        9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                     3,898,719      common


        10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
                SHARES*

                                        X

        11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                                                        19.37%


        12      TYPE OF REPORTING PERSON*

                                       IN


                      *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP NO. 969465                  13G             Page___3___ of ___13__Pages


                      *SEE INSTRUCTION BEFORE FILLING OUT!


        1       NAME OF REPORTING PERSON
                S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                        Shirley B. Itin
                        ###-##-####
        2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a)
                        n/a
                                                                (b)

        3       SEC USE ONLY


        4       CITIZENSHIP OR PLACE OF ORGANIZATION

                        US

                                5       SOLE VOTING POWER

                                                                0   common
        NUMBER OF
        SHARES                  6       SHARED VOTING POWER
        BENEFICIALLY
        OWNED BY                                         2,542,000  common
        EACH
        REPORTING               7       SOLE DISPOSITIVE POWER
        PERSON

                                8       SHARED DISPOSITIVE POWER

                                                         2,542,000   common

        9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                         2,542,000   common

        10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
                SHARES*

        11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                                                        12.63%

        12      TYPE OF REPORTING PERSON*

                                       IN

                      *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP NO. 969465                13G             Page___4____ of _13  __Pages

        1       NAME OF REPORTING PERSON
                S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                        Acrodyne Corporation
                        38-1561308
        2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a)
                        n/a
                                                                (b)

        3       SEC USE ONLY


        4       CITIZENSHIP OR PLACE OF ORGANIZATION

                        Michigan corporation

                                5       SOLE VOTING POWER
                                                         1,200,000 common

        NUMBER OF
        SHARES                  6       SHARED VOTING POWER
        BENEFICIALLY
        OWNED BY                                                0  common
        EACH
        REPORTING               7       SOLE DISPOSITIVE POWER
        PERSON                                                  0  common


                                8       SHARED DISPOSITIVE POWER

                                                         1,200,000  common
        9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                         1,200,000   common


        10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
                SHARES*


        11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                                                        5.96%

        12      TYPE OF REPORTING PERSON*

                                       CO

                      *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP NO. 969465               13G             Page___5____ of 13 Pages


        1       NAME OF REPORTING PERSON
                S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                        SICO
                        38-3023843
        2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a)
                        n/a
                                                                (b)

        3       SEC USE ONLY


        4       CITIZENSHIP OR PLACE OF ORGANIZATION

                        Michigan co-partnership

                                5       SOLE VOTING POWER

                                                           568,000 common
        NUMBER OF
        SHARES                  6       SHARED VOTING POWER
        BENEFICIALLY
        OWNED BY                                                 0 common
        EACH
        REPORTING               7       SOLE DISPOSITIVE POWER
        PERSON
                                                                 0 common

                                8       SHARED DISPOSITIVE POWER
                                                           568,000 common

        9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                           568,000 common


        10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
                SHARES*


        11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                                                        2.82%


        12      TYPE OF REPORTING PERSON*

                                       PN


                      *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP NO. 969465               13G             Page___6____ of 13_Pages


        1       NAME OF REPORTING PERSON
                S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                        TICO
                        38-3023846
        2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a)
                        n/a
                                                                (b)

        3       SEC USE ONLY



        4       CITIZENSHIP OR PLACE OF ORGANIZATION

                        Michigan co-partnership

                                5       SOLE VOTING POWER
                                                         1,974,000 common

        NUMBER OF
        SHARES                  6       SHARED VOTING POWER
        BENEFICIALLY
        OWNED BY                                                0  common
        EACH
        REPORTING               7       SOLE DISPOSITIVE POWER
        PERSON                                                  0  common


                                8       SHARED DISPOSITIVE POWER

                                                         1,974,000 common
        9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                         1,974,000   common


        10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
                SHARES*

        11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                                                        9.8%


        12      TYPE OF REPORTING PERSON*

                                       PN


                      *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP NO. 969465                  13G             Page___7___ of 13_Pages


        1       NAME OF REPORTING PERSON
                S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                        Ajay Sports, Inc.
                        39-1644025
        2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a)
                        n/a
                                                                (b)

        3       SEC USE ONLY


        4       CITIZENSHIP OR PLACE OF ORGANIZATION

                        Delaware Corporation

                                5       SOLE VOTING POWER

                                                                0 common
        NUMBER OF
        SHARES                  6       SHARED VOTING POWER
        BENEFICIALLY
        OWNED BY                                          156,719 common
        EACH
        REPORTING               7       SOLE DISPOSITIVE POWER
        PERSON
                                                                0 common

                                8       SHARED DISPOSITIVE POWER

                                                          156,719 common
        9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                           156,719 common


        10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
                SHARES*


        11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                                                        0.78%


        12      TYPE OF REPORTING PERSON*

                                       CO


                      *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 969465                                           Page 8 of 13


ITEM 1(a)   Name of Issuer:  Williams Controls, Inc. ("WMCO")
            ---------------
ITEM 1(b)   Address of Issuer's Principal Executive Offices:
            ------------------------------------------------
            14100 SW 72nd Avenue
            Portland, OR  92224

ITEM 2(a)   Name of Persons Filing:
            -----------------------
            This Schedule 13G is being filed jointly by Thomas W. Itin; Shirley B. Itin; Acrodyne Corporation, a Michigan corporation ("Acrodyne"); Ajay Sports, Inc., a Delaware Corporation ("Ajay"); TICO, a Michigan co-partnership ("TICO"); SICO, a Michigan co-partnership ("SICO").


ITEM 2(b)   Address Principal Business Office or, if none, Residence:
            ---------------------------------------------------------
            32751 Middlebelt Rd., Suite B
            Farmington Hills, MI 48334

ITEM 2(c)  Citizenship:
           ------------
           Mr. Itin is a United States citizen. Mrs. Itin is a United States citizen. Acrodyne is a Michigan corporation. Ajay Sports, Inc. is a Delaware corporation. TICO and SICO are Michigan co-partnerships.

ITEM 2(d)  Title of Class of Securities
            ----------------------------
            Common Stock $.01 Par Value

ITEM 2(e)   CUSIP Number: 969465
            -------------

CUSIP No. 969465                                           Page 9 of 13

ITEM 3      N/A


ITEM 4      Ownership:
            ----------
            a.  Amount Beneficially Owned:

             (1) 3,898,719 shares (19.37%) beneficially owned by
                 Mr. Itin.

          Includes: (i) 1,200,000 shares owned of record by Acrodyne. All of The outstanding capital stock of Acrodyne is owned by TWI International, Inc., a corporation partially owned by Thomas W. Itin. (ii) 156,719 shares owned by Ajay Sports, Inc. Ajay Sports is a company with its common stock registered under Section 12(d) of the Securities Exchange Act of 1934. Mr. Itin is the Chairman of the Board, and Chief Executive Officer of Ajay Sports and owns approximately 45.75% of Ajay stock and disclaims beneficial ownership of these shares owned by Ajay Sports, Inc. (iii) 568,000 shares owned of record by SICO and 1,974,000 shares owned of record by TICO. 400,000 of these shares are held for the benefit of the Acrodyne Profit sharing Plan. Mr. Itin is a partner in these two Michigan co-partnerships. (iv)


(2) 2,542,000 shares (12.63%) beneficially owned by Mrs. Itin.

                    Includes: (i) 568,000 shares owned of record by SICO and 1,974,000 shares owned of record by TICO, which shares include 400,000 held for the benefit of Acrodyne Profit Sharing Plan. Mrs.Itin is a partner in SICO and a nominal partner in TICO, both Michigan co-partnerships.

CUSIP No. 969465                                           Page 10 of 13


            b.    Percent of Class:

                  19.37% by Thomas W. Itin
                  12.63% by Shirley B. Itin
                   5.96% by Acrodyne Corporation
                   2.82% by SICO
                   9.81% by TICO
                   0.78% by Ajay, Sports, Inc

            c. Number of shares as to which such person has:
               ---------------------------------------------
              (i) sole power to vote or to direct the vote:



               (ii) shared power to vote or to direct the vote:

                    As a partner of TICO and a nominal partner of SICO, Mr. Itin shares power to vote or to direct the vote of the total 2,542,000 shares owned by TICO and SICO. Mr.Itin,through his ownership of Acrodyne, shares the power to vote the 1,200,000 shares owned by Acrodyne. Mr.Itin shares the power of the 1,050,000 shares issuable upon exercise of presently exercisable stock options.As a director of Ajay Sports,Inc., Mr. Itin shares the power to vote or to direct the vote of 156,719 shares held by Ajay Sports.

CUSIP No. 969465                                              Page 11 of 13

                    As a partner of SICO and a nominal partner of TICO, Mrs. Itin shares power to vote or to direct the vote of the total 2,542,000 shares owned by TICO and SICO.


      (iii)       sole power to dispose or to direct the disposition:



(iv) shared power to dispose or to direct the disposition:

                    As a partner of TICO and a nominal partner of SICO, Mr. Itin shares power to dispose of or direct the disposition of the 568,000 shares owned by SICO and the 1,974,000 shares owned by TICO. As a director of Ajay Sports, Inc., Mr. Itin shares the power to vote or to direct the vote of 156,719 shares held by Ajay Sports. Mr. Itin, through his partial ownership of Acrodyne, shares the power to dispose of, or direct the disposition of the 1,200,000 shares owned by Acrodyne. Mr. Itin shares the power of the 1,050,000 shares issuable upon exercise of presently exercisable stock options.

                    As a partner of SICO and a nominal partner of TICO, Mrs. Itin shares power to dispose of or direct the disposition of the 568,000 shares owned by SICO and the 1,974,000 shares owned by TICO.

CUSIP No. 969465                                                Page 12 of 13


ITEM 5      Ownership of Five Percent or Less of a Class:  N/A
            ---------------------------------------------
ITEM 6      Ownership of More than Five percent on Behalf of Another Person:
            ----------------------------------------------------------------
                        N/A

ITEM 7      Identification and Classification of the Subsidiary Which Acquired
            ------------------------------------------------------------------
            the Security Being Reported on by the Parent Holding Company:  N/A
            -------------------------------------------------------------
ITEM 8      Identification and Classification of Members of the Group:  N/A
            ----------------------------------------------------------
ITEM 9      Notice of Dissolution of Group:  N/A
            -------------------------------
ITEM 10     Certification:  N/A
            --------------

CUSIP No. 969465                                                Page 13 of 13

                                    SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: February 14, 2004        \s\ Thomas W. Itin
                                ------------------------------------------
                                Thomas W. Itin

                                ACRODYNE CORPORATION - PROFIT SHARING PLAN

Dated: February 14, 2004        \s\ Thomas W. Itin
                                -------------------------------------------
                                Thomas W. Itin, Trustee

                                ACRODYNE CORPORATION

Dated: February 14, 2004        \s\ Thomas W. Itin
                                --------------------------------------------
                                Thomas W. Itin, President

                                SICO, A MICHIGAN CO-PARTNERSHIP

Dated: February 14, 2004        \s\ Shirley B. Itin
                                --------------------------------------------
                                Shirley B. Itin, Partner

                                TICO, A MICHIGAN CO-PARTNERSHIP

Dated: February 14, 2004        \s\ Thomas W. Itin
                                --------------------------------------------
                                Thomas W. Itin, Partner

                                AJAY SPORTS, INC.,

Dated: February 14, 2004        \s\ Thomas W. Itin
                                --------------------------------------------
                                Thomas W. Itin, President